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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Albacore Holdings, Inc. (f/k/a Abiliti Solutions, Inc.)
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

400 Chesterfield Center
--------------------------------------------------------------------------------
                                    (Street)

Chesterfield                           MO                   63107
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

October 2, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

43-1463229
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Daleen Technologies, Inc. (DALN)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

No securities owned(1)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

No securities owned(1)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================


Explanation of Responses:

1 Abiliti Solutions, Inc. (the "Company") entered into voting agreements with certain holders of the capital stock of Daleen Technologies, Inc. ("Daleen") beginning on October 2, 2002. Abiliti may have been deemed to be a member of a 13(d) group with such holders of Daleen capital stock during the period beginning October 2, 2002 and ending December 20, 2002. These voting agreements and certain related transactions were reported in the Company's Schedule 13D filed with the Securities and Exchange Commission on October 15, 2002. The Company disclaims beneficial ownership of any securities held by such holders except to the extent of its pecuniary interest, if any, therein. Each such voting agreement terminated by its terms on December 20, 2002.

     On December 20, 2002, the Company acquired 11,406,284 shares of the Common Stock of Daleen, 115,681 shares of the Series F Convertible Preferred Stock of Daleen , and Warrants to acquire 5,660,069 shares of the Common Stock of Daleen at an exercise price of $0.906 per share, in each case pursuant to an Asset Purchase Agreement dated October 7, 2002 (the "Asset Purchase Agreement") between the Company, Daleen and Daleen Solutions, Inc. ("Daleen Solutions") in exchange for substantially all the assets of the Company and assumption by Daleen Solutions of certain of the Company's liabilities. Certain of these shares are subject to escrow pursuant to the terms of the Asset Purchase Agreement. The Asset Purchase Agreement was filed as Exhibit
     99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002.

     All such shares of Common Stock, Series F Preferred Stock and Warrants were, immediately subsequent to their acquisition upon the consummation of the transactions contemplated by the Asset Purchase Agreement, transferred and assigned to Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. in partial satisfaction of the Company's promissory notes dated January 17, 2001. Both the acquisition of these securities on the consummation of the transactions contemplated by the Asset Purchase Agreement and their disposition immediately after such consummation are reported on the Company's Form 4 of even date herewith.


ALBACORE HOLDINGS, INC.
f/k/a Abiliti Solutions, Inc.

   /s/ Gordon D. Quick                                     12/24/02
--------------------------------------             -----------------------
   Gordon D. Quick, President                               Date
 **Signature of Reporting Person


*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.